UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                         WorldPort Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  98155 J 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Michael E. Heisley, Sr.
                            The Heico Companies, LLC
                         5600 Three First National Plaza
                             Chicago, Illinois 60602
                                  312-419-8220
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 28, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5
          ------------
---------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Michael E. Heisley, Sr.
---------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) /X/
---------------------------------------------------------------------------
3        SEC Use Only


---------------------------------------------------------------------------
4        Source of Funds (See Instruction)

---------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
---------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States
---------------------------------------------------------------------------
                            7   Sole Voting Power (1)
                                28,830,112 on a converted to Common Stock basis.
Number of Shares
  Beneficially             -----------------------------------------------------
   Owned by                 8   Shared Voting Power
     Each                       -0-
   Reporting               -----------------------------------------------------
    Person                  9   Sole Dispositive Power
     With                       28,830,112 (assuming the exercise and/or
                                conversion of all options, warrants, and
                                preferred stock that are exercisable, issuable,
                                or convertible in the next 60 days)
                           -----------------------------------------------------
                           10   Shared Dispositive Power
                                -0-
---------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         28,830,112 (assuming the exercise and/or conversion of all options, warrants, and preferred stock that are exercisable, issuable, or convertible in the next 60 days)
---------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
---------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         43%
---------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
---------------------------------------------------------------------------

-------------------
(1) 103,291,143 total votes before conversion to Common Stock (see Footnote 1 to
Item 5)

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5
          ------------
---------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         The Heico Companies, LLC
---------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) /X/
---------------------------------------------------------------------------
3        SEC Use Only


---------------------------------------------------------------------------
4        Source of Funds (See Instruction)

---------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
---------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware
---------------------------------------------------------------------------
                            7   Sole Voting Power (1)
                                27,319,696 on a converted to Common Stock basis.
Number of Shares
  Beneficially             -----------------------------------------------------
   Owned by                 8   Shared Voting Power
     Each                       -0-
   Reporting               -----------------------------------------------------
    Person                  9   Sole Dispositive Power
     With                       27,319,696 (assuming the exercise and/or
                                conversion of all options, warrants, and
                                preferred stock that are exercisable, issuable,
                                or convertible in the next 60 days)
                           -----------------------------------------------------
                           10   Shared Dispositive Power
                                -0-
---------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         27,319,696 (assuming the exercise and/or conversion of all options, warrants, and preferred stock that are exercisable, issuable, or convertible in the next 60 days)
---------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
---------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         42%
---------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO (limited liability company)
---------------------------------------------------------------------------

-------------------
(1) 101,780,727 total votes before conversion to Common Stock (see Footnote 1 to Item 5)

                             Amendment No. 7 to the
                                 Schedule 13D of
                             Michael E. Heisley, Sr.
                          and The Heico Companies, LLC
          with respect to the Common Stock, par value $0.0001 per share of WorldPort Communications, Inc.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 28, 2002, The Heico Companies, L.L.C. ("Heico") purchased 917,000 shares of Common Stock of WorldPort Communications, Inc. ("WorldPort") in a privately negotiated transaction for a purchase price of $0.40 per share. The funds used for this transaction came from working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

Heisley and Heico reserve the right to acquire additional shares of WorldPort Common Stock, to dispose of shares of WorldPort Common Stock or to formulate other purposes, plans or proposals, which they, in their sole discretion, deem advisable regarding WorldPort.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Set forth below is a description of the Common Stock, par value $0.0001 per share of WorldPort beneficially owned by Heisley and Heico.

                                                         Shares of WorldPort Common Stock Beneficially Owned
                                    ----------------------------------------------------------------------------------------------
Name                                 Sole Voting Power      Shared Voting Power     Sole Dispositive Power    Shared Dispositive
----                                 -----------------      -------------------     ----------------------    -------------------
                                                                                                                     Power
                                                                                                                     -----

Michael E. Heisley, Sr.             23,290,254(1)                   -0-             23,290,254(1)                     -0-
                                     3,349,991(2)                                    3,349,991(2)
                                     1,510,416(3)                                    1,510,416(3)
                                       679,451(4)                                      679,451(4)


The Heico Companies, LLC            23,290,254(1)                   -0-             23,290,254(1)                     -0-
                                     3,349,991(2)                                    3,349,991(2)
                                       679,451(4)                                      679,451(4)

(1) The securities of WorldPort beneficially owned by Heico includes 922,361 shares of Series B Preferred Stock, 1,416,030 shares of Series C Preferred
Stock, 316,921 shares of Series D Preferred Stock, 141,603 shares of Series E
Preferred Stock, and 1,000 shares of Series G Preferred Stock. Each share of
Series B Preferred Stock is currently convertible into 4 shares of Common Stock, each share of Series C Preferred Stock is currently convertible into 10.865 shares of Common Stock, each share of Series D Preferred Stock is currently convertible into 1 share of Common Stock, each share of Series E Preferred Stock is currently convertible into 10.865 shares of Common Stock, and each share of Series G Preferred Stock is currently convertible into 1,000 shares of Common
Stock. In addition, each share of Series B Preferred Stock and Series C
Preferred Stock is entitled to 40 votes per share, each share of Series D
Preferred Stock is entitled to 1 vote per share, each share of Series E
Preferred Stock is entitled to 10.865 votes per share, and each share of Series
G Preferred Stock is entitled to 1,000 votes per share. Accordingly, Heico beneficially owns securities of WorldPort which represent a total of 101,780,727 votes (including the votes represented by (i) the Series F Preferred Stock as set forth in footnote (2) below, and (ii) the warrants held by Heico as set forth in footnote (4) below) or approximately 73% of the total votes attributable to outstanding WorldPort securities. Heisley beneficially owns securities of WorldPort which represent a total of 103,291,143 votes (including the votes represented by (i) the Series F Preferred Stock as set forth in footnote (2) below, (ii) the option held by Heisley set forth in footnote (3) below, and (iii) the warrants held by Heico as set forth in footnote (4) below) or approximately 73% of the total votes attributable to outstanding WorldPort securities.

(2) Represents 379,495 shares of Series F Preferred Stock which Heico has an option to acquire. Each share of the Series F Preferred Stock is convertible into 8.8275 shares of Common Stock. In addition, each share of Series F
Preferred Stock is entitled to 8.8275 votes per share.

(3) Represents shares which Heisley has an option to acquire.

(4) Represents shares which Heico has the right to acquire upon exercise of warrants.


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Amendment to the Schedule 13D is filed on behalf of each of the undersigned.

July 3, 2002

                                       /s/ Michael E. Heisley, Sr.
                                       -----------------------------------------
                                           Michael E. Heisley, Sr.


                                       The Heico Companies, LLC


                                       By:  /s/ Michael E. Heisley, Sr.
                                           -------------------------------------
                                                Michael E. Heisley, Sr.
                                                Manager and President